Dear {Potential Investor}

BETR Productions is exploring a regCF fundraising campaign and wanted to explore if you would be interested?

Right now we are in the “Testing the waters” phase to gauge investor interest. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Would you be interested in learning more?

Josh Perlman
CEO
BETR Productions